February 10, 2017

MICHAEL A. BROWN	EMAIL MBROWN@FENWICK.COM
Direct Dial (415) 875-2432

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Greg Dundas, Attorney-Advisor
Dean Suehiro, Senior Staff Accountant Christie Wong, Staff Accountant

Re:	Alteryx, Inc.
Draft No. 3 of Registration Statement on Form S-1
Submitted January 24, 2017 CIK No. 0001689923

Ladies and Gentlemen:

On behalf of Alteryx, Inc. (the “Company”), we are providing this letter to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 3, 2017 (the “Letter”) with respect to Confidential Submission No. 3 to the Registration Statement on Form S-1 (CIK No. 0001689923) that was confidentially submitted by the Company to the Commission on January 24, 2017 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

Key Factors Affecting Our Performance, page 60

1.	Revise the chart to label the vertical axes so that an investor will be able to understand the yearly changes in revenues.

In response to the Staff’s comment, the Company proposes to replace the chart on page 60 of the Registration Statement as follows:

United States Securities and Exchange Commission

Division of Corporation Finance

February 10, 2017

2.	We note your response to comment 1. Please expand your disclosure to describe how the increase in subscription revenue of 2.6 times and 1.7 times for respective cohort year reflected the Company’s ability to expand its existing customer base.

In response to the Staff’s comment, the Company proposes to revise its disclosures on pages 60 and 61 of the Registration Statement as follows:

“Expansion and Further Penetration of Our Customer Base. We employ a “land and expand” business model that focuses on efficiently acquiring new customers and growing our relationships with existing customers over time. As the chart below illustrates, we have a history of attracting new customers for specific use cases, departments, or divisions, and expanding their spend with us over time. As of September 30, 2016, our annualized revenue from subscriptions from customers whose initial subscription start date was in 2014, or the 2014 cohort, is approximately 2.6 times greater than the annualized revenue from subscriptions of the 2014 cohort in 2014 and our annualized revenue from subscriptions from customers whose initial subscription start date was in 2015, or the 2015 cohort, is approximately 1.7 times greater than the annualized revenue from subscriptions of the 2015 cohort in 2015, which demonstrates our ability to expand revenue generation within our existing customers over time. Building upon this success, we believe significant opportunity exists for us to acquire new customers, as well as expand existing customers’ use of our platform by identifying additional use cases, departments, and divisions for our platform and increasing the number of users within our existing customers’ organizations. We believe this expansion would provide us with substantial operating leverage because the costs to expand sales within existing customers are significantly less than the costs to acquire new customers. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to continue landing new customers and expanding the adoption of our platform by additional users within their organizations, as we have done with the 2014 cohort and the 2015 cohort.

United States Securities and Exchange Commission

Division of Corporation Finance

February 10, 2017

The chart above reflects annualized revenue from subscriptions for the group of customers that became customers in each respective cohort year. A cohort is a grouping of customers by the year specified. ~~For example, the 2014 cohort includes all customers whose initial subscription start date was between January 1, 2014 and December 31, 2014.~~ We calculate initial annualized revenue from subscriptions for any given cohort year as the sum of the revenue from subscriptions from each customer in the cohort one month after the subscription start date in the initial period, multiplied by 12. In the chart above, this value is then normalized to the value of 1.0x to represent the base year for such cohort. We calculate annualized revenue from subscriptions from subsequent years for any cohort as the sum of the total annual revenue from subscriptions in the period. ~~As of September 30, 2016, our annualized revenue from subscriptions for each of our 2014 and 2015 cohorts represents an increase over the initial annualized revenue from subscriptions for such cohort of approximately 2.6 times and 1.7 times, respectively.~~ The increase in annualized revenue from subscriptions for each of our 2014 and 2015 cohorts represents the increase in revenue in 2016 from the initial period of the applicable cohort ~~and 2016~~. For example, the 2.6 times increase for the 2014 cohort represents the result obtained by dividing the annualized revenue from subscriptions generated by the 2014 cohort in 2016 by the annualized revenue from subscriptions generated by the 2014 cohort in 2014, the initial period.”

Key Business Metrics

Dollar-Based Net Revenue Retention Rate, page 62

3.	We note your response to comment 2. As previously requested, please expand and discuss how your quarterly dollar-based net revenue retention rate reflects your ability to retain and expand relationship with existing customers. For example, clarify how to interpret the dollar-based retention rate when it goes below or above 100%.

In response to the Staff’s comment, the Company proposes to revise its disclosure on page 62 of the Registration Statement as follows:

“Dollar-Based Net Revenue Retention Rate. We believe that our dollar-based net revenue retention rate is a key measure to provide insight into the long-term value of our customers and our ability to retain and expand revenue from our customer base over time. Our dollar-based net revenue retention

United States Securities and Exchange Commission

Division of Corporation Finance

February 10, 2017

rate is a trailing four-quarter average of the subscription revenue from a cohort of customers in a quarter as compared to the same quarter in the prior year. Dollar-based net revenue retention rate greater than 100% indicates that we received more revenue from our cohort of customers in the current quarter than we did in the same quarter of the prior year. Dollar-based net revenue retention rate equal to 100% would indicate that we received the same amount of revenue from our cohort of customers in the current quarter as we did in the same quarter of the prior year. Dollar-based net revenue retention rate less than 100% would indicate that we received less revenue from our cohort of customers in the current quarter than we did in the same quarter of the prior year.

To calculate our dollar-based net revenue retention rate, we first identify a cohort of customers, or the Base Customers, in a particular quarter, or the Base Quarter. A customer will not be considered a Base Customer unless such customer has an active subscription for the entirety of the Base Quarter. We then divide the revenue in the same quarter of the subsequent year attributable to the Base Customers, or the Comparison Quarter, including Base Customers from which we no longer derive revenue in the Comparison Quarter, by the revenue attributable to that Base Customers in the Base Quarter. Our dollar-based net revenue retention rate in a particular quarter is then obtained by averaging the result from that particular quarter by the corresponding result from each of the prior three quarters. The dollar-based net revenue retention rate excludes revenue from professional services from that cohort.”

Results of Operations, page 66

4.	We note your response to comment 3. It appears to us that the subscription revenue generated from existing customers provides meaningful information of your current operating results. As such, please disclose the amount of subscription revenue from existing customers in results of operations or tell us why such disclosure is not necessary. We note your disclosure on page 63.

In response to the Staff’s comment, the Company proposes to revise its disclosures on pages 66 and 68 of the Registration Statement as follows:

Comparison of the Nine Months Ended September 30, 2016 and 2016—Revenue, Page 66

“Revenue increased $22.5 million, or 59%, for the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015. ~~We believe t~~The increase in our revenue was primarily from additional sales to existing customers and, to a lesser extent, the increase in our total number of customers. For the nine months ended September 30, 2015 and 2016, revenue attributed to existing customers was 93% and 94%, respectively, of our revenue.”

Comparison of the Years Ended December 31, 2014 and 2015—Revenue, Page 68

“Revenue increased $22.5 million, or 59%, for the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015. ~~We believe t~~The increase in our revenue was primarily from additional sales to existing customers and, to a lesser extent, the increase in our total number of customers. For the years ended December 31, 2014 and 2015, revenue attributed to existing customers was 90% and 89%, respectively, of our revenue.”

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United States Securities and Exchange Commission

Division of Corporation Finance

February 10, 2017

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2432, or, in his absence, Ran D. Ben-Tzur, Esq. at (650) 335-7613.

Sincerely,

FENWICK & WEST LLP

/s/ Michael A. Brown

Michael A. Brown

cc:	Dean A. Stoecker, Chief Executive Officer

Kevin Rubin, Chief Financial Officer

Christopher M. Lal, Esq., Senior Vice President, General Counsel, and Corporate Secretary

Alteryx, Inc.

Gordon K. Davidson, Esq.

William L. Hughes, Esq.

Ran D. Ben-Tzur, Esq.

Fenwick & West LLP

Charles S. Kim, Esq.

Andrew S. Williamson, Esq.

Eric C. Jensen, Esq.

Cooley LLP